STELLAR CLOSES $1 MILLION PRIVATE PLACEMENT

PORT HUENEME, CA (October 26, 2012) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is pleased to announce that it has closed a non-brokered private placement announced on October 15, 2012, by the issuance of 4,000,000 units at a purchase price of CDN $0.25 per Unit to raise gross proceeds of CDN $1,000,000. Each unit consists of one common share in the capital of the Company and one transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share in the capital of the Company on or before October 25, 2015, at a purchase price of CDN $0.40 per share.

In connection with the private placement the Company paid a finder’s fee to Global Market Development LLC consisting of $50,000 in cash and a non-transferable option exercisable into 400,000 units in the capital of the Company on or before October 25, 2015 at a price of CDN $0.25 per unit, each unit having the same terms as the units issued in the private placement.

All securities issued by the Company pursuant to the private placement are subject to a hold period of four months and one day and cannot be resold until February 26, 2013.

The proceeds of the private placement will be used for manufacturing equipment purchases, contract research and regulatory filings related to a new product opportunity as well as general working capital.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact:

Darrell Brookstein

Executive VP, Corporate Development & Finance

dbrookstein@stellarbiotech.com

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.